

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via E-mail
Jeffrey Ackerman
Executive Vice President & Chief Financial Officer
The Fresh Market, Inc.
628 Green Valley Road
Suite 500
Greensboro, North Carolina 274408

> **Re: The Fresh Market, Inc.**
> **Form 10-K for the Fiscal Year Ended January 27, 2013**
> **Filed March 27, 2013**
> **File No. 1-34940**

Dear Mr. Ackerman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Scott Duggan
       General Counsel